Alithya announces CFO Departure
MONTREAL, March 26, 2025 – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) announces that Nicolas Lavoie, Chief Financial Officer (“CFO”), is leaving the Company for personal reasons.
Mr. Lavoie will remain with the Company until April 23, 2025, to ensure an orderly transition. The Company has engaged an executive search firm to assist in recruiting a new CFO. Effective immediately, Debbie Di Gregorio has been appointed Interim CFO while the Company conducts its CFO search. Ms. Di Gregorio joined Alithya in October 2018 as Vice President, Finance, and served as Interim CFO from June 28, 2024 to December 8, 2024. Prior to joining the Company, Ms. Di Gregorio held senior finance positions, including Vice President Audit, at Richter, an independent Canadian financial consulting and accounting firm, for almost 25 years. Ms. Di Gregorio is a Chartered Professional Accountant (CPA), holds a Graduate Diploma in Accounting from McGill University, and a Bachelor of Commerce degree from Concordia University.
“Debbie has a deep understanding of Alithya’s business and over the past 6 years has been a trusted pillar for the finance and operational teams, and for the board of directors. As we undertake the search process for a replacement, I look forward to continuing to work with Debbie.” said Paul Raymond, Chief Executive Officer.
Mr. Lavoie is stepping down for personal reasons, and not due to any disagreement with the Company or the board of directors regarding its financial results, accounting principles, or financial statement disclosures. The Company expects to report its results for the quarter and year ending March 31, 2025 in mid-June 2025.
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients’ success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.
Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.

For more information:
Sophie Cabana
sophie.cabana@alithya.com